

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 26, 2010

<u>Via U.S. Mail and Facsimile to (714) 889-3306</u>

Robert B. McKnight, Jr.
Chief Executive Officer and President
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

      Re: Quiksilver, Inc.
              Form 10-K for the Fiscal Year Ended October 31, 2009
              Filed January 12, 2010
              File No. 001-14229

Dear Mr. McKnight:

      We have completed our review of your filing and have no further comments at this time.

                        Sincerely,

                        Tia Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel and
                        Health Care Services